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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

i2 Technologies, Inc.

(Name of Issuer)

Common Stock, $0.00025 Par Value Per Share

(Title of Class of Securities)

465754 10 9 (CUSIP Number)

Year Ended December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465754 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sanjiv S. Sidhu

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 95,526,377 6. Shared Voting Power -0- 7. Sole Dispositive Power 95,526,377 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,526,377

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 465754 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sidhu-Singh Family Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 20,567,915 6. Shared Voting Power -0- 7. Sole Dispositive Power 20,567,915 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,567,915

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 465754  10  9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Sidhu-Singh Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 30,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 30,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .007%

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

i2 Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One i2 Place

11701 Luna Road

Dallas, Texas 75234

Item 2.

(a)	Name of Person Filing

This statement is filed by (i) Sanjiv S. Sidhu, (ii) Sidhu-Singh Family Investments, Ltd. and (iii) Sidhu-Singh Family Foundation, sometimes referred to collectively as the “Sidhu Reporting Group.” Mr. Sidhu is the Chief Executive Officer, President and Chairman of the Board of the Issuer.

The Sidhu Reporting Group may be deemed to be a “Group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitutes a “Group.” The filing of this statement and the Agreement Relating to Joint Filing of Schedule 13G attached hereto as Exhibit A should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a “Group” constituting one or more persons.

(b)	Address of Principal Business Office or, if none, Residence

One i2 Place

11701 Luna Road

Dallas, Texas 75234

(c)	Citizenship

Mr. Sidhu is a United States Citizen.

Sidhu-Singh Family Investments, Ltd. and the Sidhu-Singh Family Foundation have their principal place of business in and are organized under the laws of the State of Texas.

(d)	Title of Class of Securities

Common Stock, par value $0.00025 per share

(e)	CUSIP Number

465754  10  9

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 116,124,292 .

(b)	Percent of Class: 26.7% .

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 116,124,292 .

(ii)	Shared power to vote or to direct the vote: -0- .

(iii)	Sole power to dispose or to direct the disposition of: 116,124,292 .

(iv)	Shared power to dispose or to direct the disposition of: 0 .

Sanjiv S. Sidhu is the record owner of 95,526,377 shares of common stock. 20,567,915 shares are held of record by Sidhu-Singh Family Investments, Ltd. of which Mr. Sidhu serves as the managing general partner. The Sidhu-Singh Family Foundation holds of record 30,000 shares of common stock as of December 31, 2003.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Sidhu Reporting Group may be deemed to be a “Group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. Although each reporting person expressly disclaims any assertion or presumption that it or the other persons upon whose behalf this statement is filed constitutes a “Group.” The filing of this statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a “Group” consisting of one or more persons.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or (c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: February 13, 2004	/s/ Sanjiv S. Sidhu
Sanjiv S. Sidhu

SIDHU-SINGH FAMILY INVESTMENTS, LTD.

	By:	/s/ Sanjiv S. Sidhu Sanjiv S. Sidhu, Managing General Partner

SIDHU-SINGH FAMILY FOUNDATION

	By:	/s/ Sanjiv S. Sidhu Sanjiv S. Sidhu, Director

Exhibit Index

Exhibit	Description of Exhibit

Exhibit A	Agreement Relating to Joint Filing of Schedule 13G